Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of AutoTrader Group, Inc. (formerly AutoTrader.com, Inc.) and subsidiaries on Form S-1 of our report dated June 15, 2012 related to the combined financial statements of Kelley Blue Book Co., Inc. and APJ Holdings Inc. (the “Companies”) for the year ended December 31, 2009 and for the period from January 1, 2010 to December 14, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to acquisition of the Companies’ outstanding stock by AutoTrader Group, Inc.), appearing in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

June 15, 2012